Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 14, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Trading Update

The following statement provides an update on Gallaher Group Plc’s current trading. It will be discussed with analysts and investors before the close period leading up to the announcement of the Group’s preliminary results for the year ended 31 December 2004.

Gallaher confirms that trading in 2004 is in-line with expectations, and the Group’s business is in a strong position going forward.

Gallaher’s total Group volumes increased 3.9% to 139.3 billion cigarettes in the first 10 months of 2004. This growth has been driven by Gallaher’s continued success in the CIS and Central and Eastern Europe. Excluding Polish volumes, Gallaher’s group volumes grew 2.3% to 136.0 billion cigarettes.

–	United Kingdom

Estimated total duty-paid cigarette market volumes decreased by about 2.5% in the first 10 months of 2004, with July to October volumes declining at a higher rate than first half volumes. Moderate downtrading from premium and mid-priced brands into value cigarettes continued.

Gallaher performed well in the UK cigarette market and maintained its focus on cost control. The Group’s volumes reduced 2.0% to 16.8 billion cigarettes in the first 10 months and it achieved an average market share of 38.6%.

The UK cigar market continued to decline. Notwithstanding this, Gallaher’s performance was robust with the Group maintaining its average market share at 46.3%.

Handrolling tobacco market volumes showed modest growth. Gallaher’s share of the handrolling tobacco market was 29.8%.

In November, the Government published a White Paper which proposed a total ban on smoking in all workplaces and restaurants, and the majority of pubs, by 2008. Gallaher believes that this goes beyond what the public says it wants. The right balance should be struck between sensible regulation and voluntary measures that accommodate smokers and non-smokers alike.

The Group expects that the ban may have an incremental impact on total duty-paid market volumes up to, and after, 2008. However, it plans to mitigate any impact on UK profitability through its focus on cost control and pricing.

–	Continental Europe

Trading conditions in Continental Europe have been difficult in 2004 due to large duty increases in several markets and increased cross border trade from markets with lower duty regimes. Foreign exchange movements have also been adverse.

In spite of these factors, Gallaher delivered a robust performance. The Group increased total divisional volumes 4.8% to 41.3 billion cigarettes during the first 10 months.

This growth has been underpinned by market share gains in Central and Eastern Europe, and the continued success of RGI, Gallaher’s joint venture with Reynolds American.

Gallaher’s market share in Poland reached 5.0% in October 2004, up from 1.7% in July 2003, when the Group purchased its Polish factory.

Total duty-paid market volumes in Austria, Gallaher’s most significant Continental European market, declined 7.2% in the first 10 months of 2004. The decline in the duty-paid market has slowed in the second half, assisted by improved border controls – although the Government is planning to increase its tax yield from January.

In Germany, this December’s duty and price rise hascreated parity in optical pricing between the cigarette vending and retail markets for premium brands. Gallaher believes that it is likely that this development may provide a degree of stability for its German vending sales.

Gallaher commenced on-shore production in Romania in October, following the leasing of a factory in Bucharest.

–	Commonwealth of Independent States

Gallaher continued to make strong progress in the CIS during the first 10 months of 2004.

Total divisional volumes grew 6.5% to 73.6 billion cigarettes. The Group achieved market share gains in Russia, Kazakhstan and Ukraine, and a further improvement in its mix of sales. Gallaher’s average market share was 16.2% in Russia, 34.7% in Kazakhstan and 14.2% in Ukraine.

A combination of Gallaher’s investment in brands and continued focus on costs, together with favourable macro-economic conditions, is resulting in a slightly better than previously expected performance from the Group in the CIS – in spite of the continued weakening of the US dollar.

–	Rest of World

Total Rest of World volumes decreased 9.6% to 7.6 billion cigarettes in the first 10 months, with reduced volume sales in the Republic of Ireland and lower volumes manufactured under contract.

In the Republic of Ireland, market volumes declined 10.7% in the first 10 months of 2004. This reduction has been influenced by successive above inflation duty increases.

The ban on workplace smoking, including in all pubs and clubs, effective from the end of March, has also affected market volumes. However, monthly volumes have continued to fluctuate considerably since the introduction of the ban and it is still too early to assess the longer-term impact of the ban.

The Group is continuing to build its presence in Asia Pacific. Gallaher is making good progress in China, where it has received permission to import LD into the market. The Group has also launched Memphis in the mid-priced sector in Singapore.

–	Interest

The early refinancing, in June, of a €900m bond that matures in January 2005 will adversely impact Gallaher’s 2004 Group interest charge.

14 December 2004

For further information, contact:

Claire Jenkins, Director, Investor Relations	Tel: 01932 859 777

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

Cautionary Statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time to time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Tom Keevil
	Name:	Tom Keevil
Date: December 14, 2004	Title:	Company Secretary